Exhibit 2

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE TO DO THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

15 May 2007

RECOMMENDED ACQUISITION
of
Hanson PLC
by
Lehigh UK Limited, a wholly-owned direct subsidiary of HeidelbergCement AG

Summary

•
The boards of HeidelbergCement and Hanson are pleased to announce their agreement on the terms of the recommended acquisition of the entire issued and to be issued share capital of Hanson at a price of 1100 pence in cash for each Hanson Share, valuing Hanson’s fully diluted share capital at approximately £8.0 billion.

•
HeidelbergCement is one of the leading producers of building materials worldwide, with its core products being cement, ready-mixed concrete and concrete products, aggregates, building materials and related activities. The HeidelbergCement Group employs around 46,000 people in more than 50 countries and generated revenues in excess of €9 billion in 2006.

North American operations have a leading role in the revenue of the HeidelbergCement Group, with additional imports from other regions to meet demand. HeidelbergCement has market leading positions in cement across Europe and Central Asia. It is also active in building materials markets in India, China, Indonesia and Africa.

•
Hanson is one of the world’s largest suppliers of heavy building materials to the construction industry, with turnover in 2006 of £4.1 billion.  Its products fall into two categories: “aggregates” (crushed rock, sand and gravel, ready-mixed concrete, asphalt, and cement related products) and “building products” (concrete pipes, pre-cast products, concrete pavers, blocks, tiles and clay bricks).  Hanson employs approximately 26,000 people, operating primarily in North America, the UK and Australia with further operations in Asia Pacific and Continental Europe.

•	The combined group would be the second largest in its industry, on a worldwide basis, by proforma market capitalisation.

•	The combination of HeidelbergCement and Hanson is strategically compelling, creating a strong, market leading, global building materials group, benefiting from:

-	leading worldwide positions in key product areas, including the largest producer of aggregates, the second largest producer of ready-mixed concrete, and the fourth largest producer of cement;

-	combined proforma revenues of approximately €15 billion and over 70,000 employees;

-	diversification across products and geographies;

-	increased vertical integration in many markets around the world; and

-	strong building products businesses, particularly in North America and the UK.

•	The price of 1100 pence per Hanson Share represents:

-
a premium of approximately 50 per cent. to the average closing mid-market price of 734 pence per Hanson Share for the twelve months ended 2 May 2007, being the last business day prior to the announcement by HeidelbergCement that it was reviewing its options with respect to its interest in Hanson, including the possibility of seeking to acquire the Company;

-	a premium of approximately 34 per cent. to the average closing mid-market price of 820 pence per Hanson Share for the three months ended 2 May 2007; and

-	a premium of approximately 29 per cent. to the closing mid-market price of 852 pence per Hanson Share on 2 May 2007.

•
The Loan Note Alternative will be made available to Hanson Shareholders (other than Restricted Overseas Persons, US Holders, ADS Holders and CDI Holders, who may not participate in the Loan Note Alternative).

•
The Acquisition will be made by Lehigh, a wholly-owned direct subsidiary of HeidelbergCement, and is proposed to be implemented by way of a scheme of arrangement under section 425 of the Companies Act 1985.

•
The Hanson Directors, who have been so advised by Rothschild, consider the terms of the Acquisition to be fair and reasonable. In providing its advice, Rothschild has taken into account the commercial assessments of the Hanson Directors.  Accordingly, the Hanson Directors intend unanimously to recommend that Hanson Shareholders vote in favour of the Scheme as they have undertaken to do in respect of their own beneficial holdings of Hanson Shares, representing approximately 0.1 per cent. of the existing issued share capital of Hanson.

Commenting on today’s announcement, Dr. Bernd Scheifele, CEO of HeidelbergCement, said:

“We are delighted that Hanson has agreed to recommend our proposed offer. It is a defining moment for HeidelbergCement and its shareholders, and is consistent with our focus on strategic expansion into complementary geographies, across diversified products and customer markets.

HeidelbergCement and Hanson are a perfect fit for each other, sharing the same enthusiasm for operational efficiency and focus on adding long-term value; reflecting the exceptional dedication and capability of their respective employees and management teams.

We believe that the combined business will be better able to respond to the evolving needs of its customers in the competitive and rapidly consolidating global building products industry.

We are also pleased to announce that we have asked Alan Murray, CEO of Hanson, to join the top management of HeidelbergCement. His ongoing role is likely to include responsibility for the US and Australian operations.”

Mike Welton, Chairman of Hanson, said:

“The cash offer of 1100 pence per share is more than 12 times Hanson’s EBITDA for 2006 and represents very good value for Hanson Shareholders. Hanson and HeidelbergCement are highly complementary businesses and together will become one of the world’s leading building materials suppliers. I believe the combined group will provide excellent opportunities for many of Hanson’s people around the world.”

Deutsche Bank is acting as financial adviser and broker to HeidelbergCement.

Hanson’s financial adviser is Rothschild and its broker is Hoare Govett.

Deutsche Bank and Royal Bank of Scotland have arranged on a joint basis and have fully underwritten the Facilities Agreement.

This summary should be read in conjunction with, and is subject to, the full text of the following announcement and the Appendices.

Appendix I sets out certain further terms and conditions of the Scheme. Appendix II sets out the bases and sources of certain of the information contained in this announcement. Appendix III contains certain details relating to the irrevocable undertakings given by the Hanson Directors. Appendix IV contains details of the Loan Note Alternative and Appendix V contains the definitions of certain terms used in this announcement.

Enquiries:

HeidelbergCement	Tel: +49 (0) 62 214 810
Dr. Lorenz Näger, Chief Financial Officer
Dr. Brigitte Fickel, Group Communication & Investor Relations

Deutsche Bank (financial adviser and broker to HeidelbergCement)

Anthony Parsons	Tel: +44 (0) 20 7545 8000
James Arculus
Charles Wilkinson (Corporate Broking)

Dr. Berthold Fürst	Tel: +49 (0) 69 910 00
Dr. Alexander Mann

Finsbury (PR adviser to HeidelbergCement)	Tel: +44 (0) 20 7251 3801
James Murgatroyd
Mike Smith
Andrew Mitchell

Hanson	Tel: +44(0) 20 7245 1245
Charlotte Mulford, Media
Nick Swift, Investor Relations

Rothschild (financial adviser to Hanson)	Tel: +44 (0) 20 7280 5000
John Deans
Richard Murley
Ed Welsh

Hoare Govett (corporate brokers to Hanson)	Tel: +44 (0) 20 7678 8000
Paul Nicholls
Antonia Rowan

Financial Dynamics (PR adviser to Hanson)	Tel: +44(0) 20 7831 3113
Andrew Lorenz
Jon Simmons

NOT FOR RELEASE, PUBLICATION OR DISTRIBUTION IN WHOLE OR IN PART, IN, INTO OR FROM ANY JURISDICTION WHERE THE SAME WOULD CONSTITUTE A VIOLATION OF THE RELEVANT LAWS OF SUCH JURISDICTION

15 May 2007

RECOMMENDED ACQUISITION
of
Hanson PLC
by
Lehigh UK Limited, a wholly-owned direct subsidiary of HeidelbergCement AG

1	Introduction

On 3 May 2007, HeidelbergCement AG (“HeidelbergCement”) announced that it was reviewing its options with respect to its interest in Hanson PLC (“Hanson” or the “Company”), including the possibility of seeking to acquire the Company.

The boards of HeidelbergCement and Hanson are now pleased to announce their agreement on the terms of the recommended acquisition of the entire issued and to be issued share capital of Hanson at a price of 1100 pence in cash for each Hanson Share. The Acquisition will be made by Lehigh, a wholly-owned direct subsidiary of HeidelbergCement. The Acquisition is proposed to be effected by means of a scheme of arrangement under section 425 of the Companies Act.

HeidelbergCement is one of the leading producers of building materials worldwide, with its core products being cement, ready-mixed concrete and concrete products, aggregates, building materials and related activities. The HeidelbergCement Group employs around 46,000 people in more than 50 countries and generated revenues in excess of €9 billion in 2006.

North American operations have a leading role in the revenue of the HeidelbergCement Group, with additional imports from other regions to meet demand.  HeidelbergCement has market leading positions in cement across Europe and Central Asia. It is also active in building materials markets in India, China, Indonesia and Africa.

2	The Acquisition

It is intended that the Acquisition will be implemented by way of a Court sanctioned scheme of arrangement under section 425 of the Companies Act. Under the terms of the Scheme, which will be subject to the further terms and conditions set out below in Appendix I to this announcement and the full terms and conditions to be set out in the Scheme Document, Hanson Shareholders holding Hanson Shares at the Scheme Record Date will receive, subject to elections made under the Loan Note Alternative:

For each Hanson Share	1100 pence in cash

This represents a price of 5500 pence in cash for each ADS and of 1100 pence in cash for each CDI.

The terms of the Acquisition value the entire existing issued and to be issued ordinary share capital of Hanson at approximately £8.0 billion and the Price represents:

•	a premium of approximately 50 per cent. to the average closing mid-market price of 734 pence per Hanson Share for the twelve months ended 2 May 2007, being the last business day prior to the announcement by HeidelbergCement that it was reviewing its options with respect to its interest in Hanson, including the possibility of seeking to acquire the Company;

•	a premium of approximately 34 per cent. to the average closing mid-market price of 820 pence per Hanson Share for the three months ended 2 May 2007; and

•	a premium of approximately 29 per cent. to the closing mid-market price of 852 pence per Hanson Share on 2 May 2007.

If the Scheme becomes effective, subject to elections made under the Loan Note Alternative, a payment of 1100 pence in cash per Hanson Share will be despatched or, where appropriate, credited through CREST to Hanson Shareholders within 14 days of the Effective Date.

As it is anticipated that the Acquisition will complete in the third quarter of 2007, Hanson does not intend to pay an interim dividend.

3	Loan Note Alternative

As an alternative to some or all of the cash consideration which would otherwise be receivable under the Scheme, shareholders will (other than Restricted Overseas Persons, US Holders, ADS Holders and CDI Holders, who may not participate in the Loan Note Alternative), subject to a minimum take up in aggregate of £40 million, be able to elect to receive Loan Notes to be issued by Lehigh on the following basis:

For every £1 of cash consideration	£1 nominal value of Loan Notes

The Loan Notes will be guaranteed by HeidelbergCement. Further details of the Loan Note Alternative are included in Appendix IV of this announcement and full details will be included in the Scheme Document.

Under the Scheme, US Holders, ADS Holders, CDI Holders and Restricted Overseas Persons will only be eligible to receive cash consideration, and will not be eligible to elect to receive Loan Notes as consideration pursuant to the Loan Note Alternative.

4	Background to and reasons for the Acquisiton

A combination of HeidelbergCement and Hanson has clear strategic rationale, with the potential for significant value creation.  The industry globally has continued to consolidate, with Cemex currently seeking to acquire Rinker. HeidelbergCement intends to participate in this consolidation to maintain its global position.

The combination of HeidelbergCement and Hanson is strategically compelling, creating a strong, market leading, global building materials group, benefiting from:

-	leading worldwide positions in key product areas, including being the largest producer of aggregates, the second largest producer of ready-mixed concrete, and the fourth largest producer of cement;

-	combined proforma revenues of approximately €15 billion and over 70,000 employees;

-	diversification across products and geographies;

-	increased vertical integration in many markets around the world; and

-	strong building products businesses, particularly in North America and the UK.

HeidelbergCement believes the combination creates an opportunity to deliver synergies through the combined group prior to any one-off expenses of approximately 1.4 per cent. of the combined group’s sales.(1)

5	Recommendation

The Hanson Directors, who have been so advised by Rothschild, consider the terms of the Acquisition to be fair and reasonable. In providing its advice, Rothschild has taken into account the commercial assessments of the Hanson Directors.  Accordingly, the Hanson Directors intend unanimously to recommend that Hanson Shareholders vote in favour of the Scheme as they have undertaken to do in respect of their own beneficial holdings of Hanson Shares, representing approximately 0.1 per cent. of the existing issued share capital of Hanson.

6	HeidelbergCement’s intentions regarding the business of Hanson

HeidelbergCement intends to continue to build upon the existing strengths of Hanson’s businesses and to develop Hanson’s operations as part of the enlarged group to ensure long-term, sustainable growth across the combined platform.

HeidelbergCement’s management and board are committed to driving shareholder value and will seek to enhance the performance of the business across all product categories and geographies.

7	Management, employees and locations

HeidelbergCement attaches great importance to the skills and experience of the existing management and employees of Hanson.  HeidelbergCement expects that Hanson employees and management will continue to play an important role in the combined group, and will benefit fully from the opportunities afforded by the enlarged organisation.

HeidelbergCement intends to offer Alan Murray, Chief Executive of Hanson, a position on HeidelbergCement’s management board.  His ongoing role is likely to include responsibility for the US and Australian operations.

HeidelbergCement has given assurances to the Hanson Board that the existing employment rights, including pension rights of the employees of Hanson, will be fully safeguarded upon completion of the Acquisition.

HeidelbergCement’s plans do not involve any material change to the conditions of employment of Hanson’s employees, and any restructuring or disposals are expected to be limited given the complementary nature of HeidelbergCement’s and Hanson’s businesses.  The HeidelbergCement board will review the combined group’s needs as regards corporate and operational headquarters, which may impact on the present location of certain of HeidelbergCement’s and Hanson’s operations.  However, it is currently intended that the combined group will be headquartered in Heidelberg, Germany.

8	Information on Hanson

Hanson is one of the world’s largest suppliers of heavy building materials to the construction industry, with turnover in 2006 of £4.1 billion.  Its products fall into two categories: “aggregates” (crushed rock, sand and gravel, ready-mixed concrete, asphalt, and cement-related products) and “building products” (concrete pipes, pre-cast products, concrete pavers, blocks, tiles and clay bricks).  Hanson employs approximately 26,000 people, operating primarily in North America, the UK and Australia with further operations in Asia Pacific and Continental Europe.

9	Information on HeidelbergCement

HeidelbergCement is one of the leading producers of building materials worldwide, with its core products being cement, ready-mixed concrete and concrete products, aggregates, building materials and related activities. The HeidelbergCement Group employs around 46,000 people in more than 50 countries and generated revenues in excess of €9 billion in 2006.

North American operations have a leading role in the revenue of the HeidelbergCement Group, with additional imports from other regions to meet demand. HeidelbergCement has market leading positions in cement across Europe and Central Asia. It is also active in building materials markets in India, China, Indonesia and Africa.

10	Information on Lehigh

Lehigh, a UK resident wholly-owned direct subsidiary of HeidelbergCement, is a holding company within the HeidelbergCement Group but has no trading activities other than in connection with the Proposals and the financing of the Acquisition.

The current directors of Lehigh are Dr. Bernd Scheifele, Dr. Lorenz Näger, Mike Eberlin and Ian Flavell. Further information in relation to Lehigh will be contained in the Scheme Document.

11	Hanson Share Schemes

Appropriate proposals will be made in due course to participants in the Hanson Share Schemes.

12	Financing

To finance the consideration due under the Acquisition, HeidelbergCement Finance B.V. and HeidelbergCement have entered into the Facilities Agreement which has been arranged on a joint basis and fully underwritten by Deutsche Bank and Royal Bank of Scotland. Up to £8.5 billion of the facilities made available under the Facilities Agreement will be on-lent or otherwise provided to Lehigh by HeidelbergCement Finance B.V. to satisfy the consideration payable to Hanson Shareholders under the terms of the Scheme; the remainder of the facilities will be used to fund payments under the Loan Note Alternative, to refinance certain of HeidelbergCement’s existing debts and major parts of the existing debt of the Hanson Group, provide working capital for the enlarged HeidelbergCement Group after completion of the Acquisition and pay certain fees and expenses associated with the Acquisition.  The facilities made available under the Facilities Agreement will be partly refinanced through a combination of hybrid capital issuance in an amount of up to €2 billion, the issue of bonds, and the divestment of selected non-core activities.  It is HeidelbergCement’s intention to maintain an investment grade rating for the enlarged group, and to support its objective it intends, in addition to raising the funds required to finance the Acquisition, to undertake a capital increase in an amount of approximately €500 million.

Deutsche Bank has confirmed that it is satisfied that sufficient resources are available to Lehigh to satisfy in full the cash consideration payable to Hanson Shareholders under the terms of the Scheme. Further information on the financing of the Proposals will be set out in the Scheme Document.

Under the Facilities Agreement, HeidelbergCement has agreed, amongst other things (and will procure compliance from Lehigh), that save as may be required by the Panel or the Court it will not waive, amend, withdraw or agree not to enforce any term or condition of the Proposals (in each case in a manner that could reasonably be expected to be material or prejudicial to the lenders under the Facilities Agreement) without the prior consent of Royal Bank of Scotland (as agent) acting on behalf of the Majority Lenders (as defined in the Facilities Agreement).

13	Irrevocable undertakings

Lehigh has received irrevocable undertakings to vote in favour of the Proposals and the resolutions at the Court Meeting and EGM from the Hanson Directors in respect of 700,926 Hanson Shares, representing approximately 0.1 per cent. of the existing issued ordinary share capital of Hanson. These undertakings are in respect of both their entire beneficial holdings of Hanson Shares and any other Hanson Shares in which they are interested (such as those held by members of their family). These undertakings will cease to have any effect if the Scheme is withdrawn or otherwise lapses. Appendix III contains further details relating to these undertakings.

14	Structure of the Acquisition, delisting and re-registration

It is intended that the Acquisition will be effected by means of a Court sanctioned scheme of arrangement between Hanson and Hanson Shareholders under section 425 of the Companies Act. The procedure will involve an application by Hanson to the Court to sanction the Scheme and confirm the cancellation of all Cancellation Shares.

Hanson Shareholders will be able to elect to receive either cash consideration or (unless they are a US Holder, ADS Holder, CDI Holder or a Restricted Overseas Person) Loan Notes as described in paragraph 3 of this announcement. The implementation of the Scheme will be subject to the further terms and conditions set out in Appendix I and the full terms and conditions which will be set out in the Scheme Document and will only become effective if, among other things, the following events occur:

•
a resolution to approve the Scheme is passed by a majority in number of the Scheme Shareholders present and voting (and entitled to vote), either in person or by proxy at the Court Meeting, representing not less than three-quarters in value of the Scheme Shares held by such Scheme Shareholders;

•	the special resolution to implement the Scheme and to amend the Hanson Articles is passed at the Extraordinary General Meeting; and

•
the Scheme is sanctioned (with or without modification), and the associated Reduction of Capital is confirmed, by the Court and the Scheme becomes effective by registration of the Court Orders with the Registrar of Companies and the issue by the Registrar of Companies of a certificate under section 138 of the Companies Act in relation to the Reduction of Capital associated with the Scheme.

The purpose of the Scheme is to provide for Lehigh to become the owner of the whole of the issued and to be issued ordinary share capital of Hanson not already held by members of the HeidelbergCement Group. This is expected to be achieved by:

•
the cancellation of the Cancellation Shares (including those represented by ADSs and CDIs) held by Scheme Shareholders and the application of the reserve arising from such cancellation in paying up in full a number of new Hanson Shares (which is equal to the number of Cancellation Shares cancelled) and issuing them to Lehigh; and

•
immediately after the cancellation of the Cancellation Shares and the issue of new Hanson Shares to Lehigh, the transfer by Hanson Shareholders to Lehigh of the Loan Note Elected Shares in accordance with the Scheme in consideration for which relevant Scheme Shareholders will be issued Loan Notes, on the basis set out in paragraph 3 of this announcement, instead of the cash consideration which they would otherwise have been entitled to receive.

If the Scheme has not become effective by 31 December 2007, or such later date as Lehigh and Hanson may agree (with, where applicable, the consent of the Panel) and the Court may allow, it will lapse.

Upon the Scheme becoming effective, it will be binding on all Hanson Shareholders, irrespective, in the case of Hanson Shareholders, of whether or not they attended or voted at the Court Meeting or the EGM (and if they attended and voted, whether or not they voted in favour), with cash consideration (in respect of the Cancellation Shares) and Loan Notes (in respect of the Loan Note Elected Shares) being despatched by Lehigh to Hanson Shareholders no later than 14 days after the Effective Date.

Hanson intends to make applications to the UK Listing Authority for the listing of Hanson Shares to be cancelled and to cease to be admitted to trading on the London Stock Exchange’s market for listed securities, with effect as of or shortly following the Effective Date.

Hanson also intends to make application to the New York Stock Exchange to delist the ADSs from the New York Stock Exchange as of or shortly following the Effective Date.

Similarly, Hanson has agreed to make applications to ASX for the termination of the quotation of the CDIs and to remove Hanson from the official list of ASX.

The Scheme will contain a provision for Hanson to consent, on behalf of all persons concerned, to any modification of or addition to the Scheme or to any condition that the Court may approve or impose. Hanson has been advised that it is unlikely that the Court would impose any condition to the Scheme that might be material to the interests of Hanson Shareholders unless Hanson Shareholders were informed in advance.

Lehigh reserves the right to elect to implement the acquisition of the Hanson Shares by way of a takeover offer. In such event, the Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme except that the Offer may exclude Hanson Shareholders resident in certain overseas jurisdictions.

Further details of the Scheme, including an indicative timetable for its implementation, will be contained in the Scheme Document, together with details on how Hanson Shareholders, ADS Holders and CDI Holders may participate in the Proposals.

15	Implementation Agreement

HeidelbergCement, Lehigh and Hanson have entered into an Implementation Agreement which contains certain assurances in relation to the implementation of the Scheme and related matters. Further information regarding this Implementation Agreement will be set out in the Scheme Document. In particular, the Implementation Agreement contains the principal provisions set out below.

Undertakings to implement the Scheme

Hanson has undertaken to HeidelbergCement and Lehigh to take certain steps to implement the Scheme, including the despatch of the Scheme Document, convening the Court Meeting and the EGM, and taking steps to seek the Court Orders at the Court hearings to make the Scheme effective.

Inducement Fee

As a pre-condition to Lehigh agreeing to announce the Acquisition, Hanson has agreed in the Implementation Agreement to pay the Inducement Fee to Lehigh if, (a) an Alternative Proposal is announced (for the purposes of Rule 2.5 of the Code or equivalent) and (b) following such announcement, the Scheme is not proposed or made or it lapses or is withdrawn; and (c) such Alternative Proposal becomes wholly unconditional.

Non-solicitation arrangements

Hanson has undertaken not to:

(a)	solicit or otherwise seek to initiate any Competing Proposal;

(b)	enter into or continue any discussions, negotiations, communication or correspondence relating to or which may be expected to lead to any Competing Proposal; or

(c)	release any third party from any confidentiality or standstill agreement, or amend any such agreement, entered into in connection with any Competing Proposal,

save by virtue of it complying with the rules of the Code or, in the case of (b) and (c) above, to the extent that to fail to do so would not be in the best interests of Hanson Shareholders or would otherwise be in breach of the fiduciary duties of the Hanson Directors.

Hanson has undertaken to inform Lehigh as soon as reasonably practicable of the making of any Competing Proposal, or any request for information pursuant to Rule 20.2 of the Code.

Termination

The Implementation Agreement may be terminated in the following circumstances:

(a)	by agreement in writing between Lehigh and Hanson at any time;

(b)	by Lehigh in the event of failure of any of the Conditions (subject to the Panel permitting such Condition to be invoked); or

(c)
if the Scheme is not approved by the requisite majority of Hanson Shareholders at the Court Meeting of Hanson Shareholders or the EGM Resolution is not passed by the requisite majority at the Hanson EGM.

16	Disclosure of interests in Hanson

Except as disclosed below, as at the close of business on 11 May 2007, the latest practicable business day prior to the date of this announcement, neither Lehigh nor any of the directors of Lehigh, nor, so far as Lehigh is aware, any person acting in concert with Lehigh (i) has any interest in or right to subscribe for relevant Hanson securities, nor (ii) has any short positions in respect of relevant Hanson securities (whether conditional or absolute and whether in the money or otherwise), including any short position under a derivative, any agreement to sell or any delivery obligation or right to require another person to take delivery, nor (iii) has borrowed or lent any relevant Hanson securities (save for any borrowed shares which have been on-lent or sold):

The interests of HeidelbergCement consist of, as at 11 May 2007, a long position of 21,056,885 Hanson Shares.

The interests of Deutsche Bank and its affiliates consist of, as at 11 May 2007, a long position of 66,767 Hanson Shares and a short position of 11,994 Hanson ADSs.

In the interest of secrecy prior to this announcement, HeidelbergCement has not made any such enquiries in respect of certain parties who may be deemed by the Panel to be acting in concert with them for the purposes of the Proposals.  Enquiries of such parties will be made as soon as practicable following the date of this announcement and any material disclosure in respect of such parties will be included in the Scheme Document.

17	Overseas shareholders

The availability of the Proposals to Hanson Shareholders who are not resident in the United Kingdom may be affected by the laws of their relevant jurisdiction. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdiction. If you remain in any doubt, you should consult an appropriate independent professional adviser in the relevant jurisdiction without delay.

The Loan Note Alternative will not be available to US Holders, ADS Holders, CDI Holders or Restricted Overseas Persons and consequently such persons will not be eligible to receive Loan Notes.

Under the terms of the Proposals, Lehigh has reserved the right to make a takeover offer for Hanson as an alternative to a Scheme. If Lehigh exercises its right to implement the Acquisition by means of the Offer, the Offer will be made in compliance with applicable laws and regulations.

18	General

The Scheme will be made on the terms and subject to the Scheme Conditions set out herein and in Appendix I, and to be set out in the Scheme Document. The Scheme Document will be posted to Hanson Shareholders, ADS Holders and CDI Holders and made available, for information only, to participants in the Hanson Share Schemes, as soon as practicable.

The Scheme will be governed by English law. The Scheme will be subject to the applicable requirements of the Takeover Code, the Takeover Panel, the London Stock Exchange and the UK Listing Authority.

Neither HeidelbergCement nor Lehigh nor, so far as HeidelbergCement and Lehigh are aware, any person acting in concert with HeidelbergCement or Lehigh, has any arrangement in relation to relevant Hanson securities. For these purposes, “arrangement” includes any indemnity or option arrangement, any agreement or understanding, formal or informal, of whatever nature, relating to relevant Hanson securities which may be an inducement to deal or refrain from dealing in such securities.

Appendix I sets out the Conditions and certain further terms of the Scheme. Appendix II sets out the bases and sources of certain of the information contained in this announcement. Appendix III contains certain details relating to the irrevocable undertakings given by the Hanson Directors.

Appendix IV contains details of the Loan Note Alternative and Appendix V contains the definitions of certain terms used in this announcement.

Enquiries:

HeidelbergCement	Tel: +49 (0) 62 214 810
Dr. Lorenz Näger, Chief Financial Officer
Dr. Brigitte Fickel, Group Communication & Investor Relations

Deutsche Bank (financial adviser and broker to HeidelbergCement)

Anthony Parsons	Tel: +44 (0) 20 7545 8000
James Arculus
Charles Wilkinson (Corporate Broking)

Dr. Berthold Fürst	Tel: +49 (0) 69 910 00
Dr. Alexander Mann

Finsbury (PR adviser to HeidelbergCement)	Tel: +44 (0) 20 7251 3801
James Murgatroyd
Mike Smith
Andrew Mitchell

Hanson	Tel: +44(0) 20 7245 1245
Charlotte Mulford, Media
Nick Swift, Investor Relations

Rothschild (financial adviser to Hanson)	Tel: +44 (0) 20 7280 5000
John Deans
Richard Murley
Ed Welsh

Hoare Govett (corporate brokers to Hanson)	Tel: +44 (0) 20 7678 8000
Paul Nicholls
Antonia Rowan

Financial Dynamics (PR adviser to Hanson)	Tel: +44(0) 20 7831 3113
Andrew Lorenz
Jon Simmons

(1) The expected synergies have been calculated by HeidelbergCement on the basis of the existing cost and operating structures of the current HeidelbergCement Group and Hanson Group. These statements of estimated synergies relate to future actions and circumstances which, by their nature involve risks, uncertainties, contingencies and other factors. As a result, the synergies referred to may not be achieved, or those achieved may be materially different from those estimated.

This announcement is not intended to and does not constitute, or form part of, any offer or invitation to purchase any securities or the solicitation of any vote or approval in any jurisdiction pursuant to the Proposals or otherwise. The Proposals will be made solely through the Scheme Document, which will contain the full terms and conditions of the Proposals, including details of how to vote in respect of the Proposals. Any response to the Proposals should be made only on the basis of the information contained in the Scheme Document.

Deutsche Bank is authorised under German Banking Law (competent authority: BaFin - Federal Financial Supervising Authority) and with respect to UK commodity derivatives business by the Financial Services Authority; and is regulated by the Financial Services Authority for the conduct of UK business. Deutsche Bank is acting for HeidelbergCement and Lehigh and no one else in connection with the Proposals and will not be responsible to anyone other than HeidelbergCement and Lehigh for providing the protections afforded to clients of Deutsche Bank nor for providing advice in connection with the Proposals.

Rothschild, which is authorised and regulated by the Financial Services Authority in the United Kingdom, is acting exclusively for Hanson and no one else in connection with the Proposals and will not be responsible to anyone other than Hanson for providing the protections offered to clients of Rothschild nor for providing advice in relation to the Proposals or any other matters referred to in this announcement.

Hoare Govett is acting as sole corporate broker to Hanson, and no one else in connection with the Proposals and will not be responsible to anyone other than Hanson for providing the protections afforded to the clients of Hoare Govett nor for providing advice in relation to the  Proposals or any other matter referred to herein.

The availability of the Proposals to persons who are not resident in the United Kingdom may be affected by the laws of the relevant jurisdictions. Persons who are not so resident should inform themselves about and observe any applicable requirements in those jurisdictions. Further details in relation to overseas shareholders will be contained in the Scheme Document.

The distribution of this announcement in jurisdictions other than England and Wales may be restricted by law and therefore persons in such jurisdictions into whose possession this announcement comes should inform themselves about and observe such restrictions. Any failure to comply with the applicable restrictions may constitute a violation of the securities laws of any such jurisdiction. This announcement has been prepared for the purposes of complying with English law and the Takeover Code, and the information disclosed may not be the same as that which would have been disclosed if this announcement had been prepared in accordance with the laws of jurisdictions outside of England and Wales.

Hanson will prepare the Scheme Document to be distributed to Shareholders. HeidelbergCement, Lehigh and Hanson urge Hanson Shareholders to read the Scheme Document when it becomes available because it will contain important information relating to the Proposals.

Lehigh reserves the right to elect to implement the acquisition of the Hanson Shares by way of a takeover offer (as such term is defined in Part 28 of the Companies Act 2006). In such event, the Offer will be implemented on the same terms (subject to appropriate amendments), so far as applicable, as those which would apply to the Scheme, except that the Offer may exclude Hanson Shareholders resident in certain overseas jurisdictions. If Lehigh exercises its right to implement the Acquisition by means of the Offer, the Offer will be made in compliance with applicable laws and regulations.

The Proposals relate to the shares of a UK company and are proposed to be made by means of a scheme of arrangement under English company law. A transaction effected by means of a scheme of arrangement is not subject to the tender offer rules under the Exchange Act. Accordingly, the Scheme is subject to the disclosure requirements, rules and practices applicable in the United Kingdom to schemes of arrangement, which differ from the requirements of US tender offer rules. Financial information included in the relevant documentation will have been prepared in accordance with accounting standards applicable in the UK and Germany that may not be comparable to the financial statements of US companies.

This announcement including information included or incorporated by reference in this announcement includes 'forward-looking statements' under United States securities laws, including statements about the expected timing of the Acquisition, the expected effects on Hanson of the Acquisition, anticipated earnings enhancements, estimated cost savings and other synergies, potential strategic options, plans for and benefits of integration, estimated future growth, market position and all other statements in this announcement other than statements of historical fact. Forward-looking statements include, without limitation, statements that typically contain words such as 'will', 'may', 'should', 'continue', 'aims', 'believes', 'expects', 'estimates', 'intends', 'anticipates', 'projects', 'plans' or similar expressions. By their nature, forward-looking statements involve known or unknown risks and uncertainties because they relate to events and depend on circumstances that all occur in the future. Actual results may differ materially from those expressed in the forward-looking statements depending on a number of factors, including, but not limited to, the satisfaction of the conditions to the Acquisition, future market conditions, the behaviour of other market participants, an adverse change in the economic climate, a fluctuation in the level of clients' commercial activity, appropriate consultation with employee representative bodies, a loss of key personnel and the extent to which the Hanson and HeidelbergCement businesses are successfully integrated. Many of these risks and uncertainties relate to factors that are beyond the companies' abilities to control or estimate precisely, such as future market conditions and the behaviours of other market participants and, therefore undue reliance should not be placed on such statements. The forward-looking statements contained in this announcement are made as of the date hereof and Hanson, HeidelbergCement and Lehigh assume no obligation and do not intend publicly to update or revise these forward-looking statements, whether as a result of future events, new information or otherwise except as required pursuant to applicable law.

The Loan Notes that may be issued pursuant to the Proposals have not been and will not be registered under the Securities Act  or under the relevant securities laws of any state or territory or other jurisdiction of the United States.  Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and such state securities laws.

Any Loan Notes which may be issued pursuant to the Proposals have not been and will not be registered under the relevant securities laws of Japan and any relevant clearances and registrations have not been, and will not be, obtained from the securities commission of any province of Canada.  No prospectus in relation to the Loan Notes has been, or will be, lodged with, or registered with, the Australian Securities and Investments Commission or the Japanese Ministry of Finance.  Accordingly, unless otherwise determined by Lehigh  and permitted by applicable law and regulation, the Loan Notes may not be offered, sold, resold, transferred, delivered or distributed, directly or indirectly in or into  Canada, Australia or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.

No other listing authority or equivalent has reviewed, approved or disapproved this announcement, the Proposals or the Loan Notes nor has it expressed a view on the accuracy or adequacy of this announcement.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the Takeover Code, if any person is, or becomes, “interested” (directly or indirectly) in 1 per cent. or more of any class of “relevant securities” of Hanson, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 p.m. (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the Scheme becomes effective, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Hanson, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the Takeover Code, all “dealings” in “relevant securities” of Hanson by HeidelbergCement, Lehigh or Hanson, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Takeover Panel's website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the Takeover Code, which can also be found on the Panel's website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8 you should consult the Panel.

APPENDIX I

CONDITIONS TO THE SCHEME AND THE ACQUISITION

The Acquisition will be conditional upon the Scheme becoming unconditional and becoming effective by not later than 31 December 2007 or such later date (if any) as Lehigh and Hanson may, with the consent of the Panel, agree (if required) and the Court approves.

1	Conditions of the Scheme

The Scheme will be conditional upon:

(A)
the approval of the Scheme by a majority in number, representing at least three-fourths in value, of the holders of Hanson Shares, present and voting either in person or by proxy, at the Court Meeting (or at any adjournment of such meeting);

(B)	the resolution(s) in connection with or required to approve and implement the Scheme being duly passed by the requisite majority at the EGM (or at any adjournment of such meeting); and

(C)
the sanction (in, either case, with or without modifications on terms reasonably acceptable to HeidelbergCement and Hanson) of the Scheme and the confirmation of the reduction of capital involved therein by the Court and office copies of the Court Orders being delivered for registration to the Registrar of Companies and registration of the Reduction Court Order with the Registrar of Companies and, if appropriate, the minute of the reduction attached to the Reduction Court Order.

2	Conditions of the Acquisition

Lehigh and Hanson have agreed that, subject as stated in paragraph 4 below, the Acquisition will also be conditional upon, and, accordingly, the necessary actions to make the Scheme effective will not be taken unless the following conditions (as amended, if appropriate) are satisfied or waived as referred to below prior to the Scheme being sanctioned by the Court:

(A)	insofar as the Acquisition constitutes a concentration with a Community dimension within the scope of the Merger Regulation:

(i)
the European Commission indicating, in terms reasonably satisfactory to Lehigh, that it does not intend to initiate proceedings under Article 6(1)(c) of the Merger Regulation in respect of the proposed acquisition of Hanson by Lehigh or any matter arising therefrom; and

(ii)
the European Commission not having made a referral to a competent authority of any member state of the European Union under Article 4(4) or Article 9(1) of the Merger Regulation in respect of all or any part of the proposed acquisition of Hanson by Lehigh or any matter arising therefrom or, in the event of such a referral, clearance being obtained from the competent authority of that member state on terms reasonably satisfactory to Lehigh;

(B)
all filings having been made and all or any appropriate waiting periods, including any extensions thereof, applicable under the US Hart-Scott-Rodino Antitrust Improvements Act of 1976 (as amended) and the regulations made under that act having expired, lapsed or been terminated as appropriate in each case in respect of the Acquisition;

(C)	either:

(i)
an advance ruling certificate in respect of the Acquisition has been issued to Lehigh, pursuant to section 102 of the Competition Act (Canada), to the effect that the Commissioner of Competition (“Commissioner”) is satisfied that they would not have sufficient grounds upon which to apply to the Competition Tribunal for an order under section 92 of the Competition Act (Canada), or

(ii)
the waiting period under section 123 of the Competition Act (Canada) has expired and Lehigh has been advised in writing that the Commissioner has determined not to make an application under section 92 or section 100 of the Competition Act (Canada) in respect of the Acquisition,

and

(iii)
with respect to any requisite approval under the Investment Canada Act, Lehigh has obtained confirmation from the Minister of Industry (or such other Minister as may be appointed under the Investment Canada Act) under Sections 21, 22 or 23 of the Investment Canada Act that the Minister is, or is deemed to be, satisfied that the Acquisition is likely to be of net benefit to Canada;

(D)	either:

(i)
the Treasurer of the Commonwealth of Australia (the “Treasurer”) or a delegate of the Treasurer has provided written advice or confirmation which is unconditional or subject only to conditions reasonably acceptable to Lehigh that there is no objection under the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth) or foreign investment policy of Australia to the proposed Acquisition; or

(ii)	the Treasurer has ceased to be empowered to make any order under the Foreign Acquisitions and Takeovers Act 1975 (Commonwealth) in relation to the proposed Acquisition;

(E)
no government or governmental, quasi-governmental, supranational, statutory, administrative or regulatory body or association, authority, court, trade agency, institution or professional or environmental body or any other person or body in any jurisdiction (each a “Third Party”) having, without the consent or agreement of Lehigh, prior to the Effective Date, decided to take, instituted, implemented or threatened any action, proceedings, suit, investigation, enquiry or reference, or made, proposed or enacted any statute, regulation, decision or order or taken any other steps, and there not continuing to be outstanding any statute, regulation, decision or order, which would or might be reasonably be expected to:

(i)
impose any limitation on, or result in any delay in, the ability of any member of the HeidelbergCement Group directly or indirectly to acquire or to hold or to exercise effectively, directly or indirectly, all or any rights of ownership of shares in Hanson or on the ability of any member of the wider Hanson Group or any member of the HeidelbergCement Group to hold or exercise effectively, directly or indirectly, all or any rights of ownership of shares or loans or securities convertible into shares or any other securities (or the equivalent) in any member of the wider Hanson Group or to exercise management control over any such member of the wider Hanson Group which is material in the context of the wider Hanson Group taken as a whole;

(ii)
other than in implementation of the Proposals and except, where relevant, pursuant to Part XIIIA of the Companies Act, require any member of the HeidelbergCement Group to acquire or offer to acquire any shares or other securities (or the equivalent) or interest in any member of the wider Hanson Group owned by any third party at a cost which is material in the context of the wider Hanson Group taken as a whole;

(iii)
make the Proposals (including the Reduction of Capital), their implementation or the Acquisition or proposed acquisition by Lehigh or any member of the wider HeidelbergCement Group of any shares or other securities in, or control of, Hanson void, illegal, and/or unenforceable under the laws of any relevant jurisdiction, or otherwise directly or indirectly, restrain, restrict, prohibit, delay or otherwise interfere with the same, or impose material additional conditions or obligations with respect thereto, or otherwise challenge, hinder or interfere, therewith;

(iv)
impose any limitation on the ability of any member of the wider Hanson Group or the wider HeidelbergCement Group to integrate or co-ordinate its business, or any substantial part of its business, with the businesses or any part of the businesses of any other members of the wider HeidelbergCement Group and/or the wider Hanson Group which is adverse to and material in the context of the wider Hanson Group or the wider HeidelbergCement Group, as the case may be, taken as a whole;

(v)
result in a member of the wider Hanson Group ceasing to be able to carry on business under any name which it presently does to an extent which is material in the context of the wider Hanson Group taken as a whole; or

(vi)
otherwise adversely affect the business, assets or profits of any member of the HeidelbergCement Group or any member of the wider Hanson Group to an extent which would be material in the context of the Hanson Group taken as a whole, and all applicable waiting and other time periods during which any Third Party could decide to take, institute, implement or threaten any such action, proceeding, suit, investigation or enquiry having expired, lapsed or been terminated;

(F)
all necessary notifications and filings having been made in connection with the Acquisition and all statutory or regulatory obligations in any relevant jurisdiction having been complied with in connection with the Acquisition or the acquisition by any member of the HeidelbergCement Group of any shares or other securities in, or control of, Hanson and all appropriate waiting periods (including any extensions thereof) under any applicable legislation or regulations of any relevant jurisdiction having expired, lapsed or been terminated and all authorisations, orders, recognitions, grants, consents, licences, confirmations, permissions, approvals and clearances, including competition clearances, necessary or reasonably considered necessary or appropriate for or in respect of the Acquisition and the proposed acquisition of any shares or other securities in, or control of, Hanson by any member of the HeidelbergCement Group having been obtained in terms and in a form reasonably satisfactory to Lehigh from all appropriate Third Parties or persons with whom any member of the wider Hanson Group has entered into contractual arrangements and all such authorisations, orders, recognitions, grants, consents, licences, confirmations, clearances, permissions and approvals, together with all authorisations, orders, recognitions, grants, licences, confirmations, clearances, permissions and approvals necessary or reasonably considered necessary or appropriate to carry on the material business of any member of the wider Hanson Group, remaining in full force and effect and there being no intimation of any intention to revoke, suspend, restrict or modify or not to renew the same at the time at which the Acquisition becomes otherwise unconditional and all necessary statutory or regulatory obligations in connection with the Acquisition in any relevant jurisdiction having been complied with;

(G)
save as Publicly Announced by Hanson prior to the date hereof, or as disclosed in the Annual Report or as can be reasonably demonstrated to have been fairly disclosed to HeidelbergCement by Hanson prior to the date hereof or included herein, there being no provisions of any arrangement, agreement, licence, permit or other instrument to which any member of the wider Hanson Group is a party or by or to which any such member or any of its assets are bound, entitled or subject and which, in consequence of the Proposals, the proposed acquisition of any shares or other securities in Hanson or because of a change in the control or management of Hanson or otherwise, would or might reasonably be expected to result in:

(i)
any monies borrowed by, or any other indebtedness (actual or contingent) of, any such member being or becoming repayable or being capable of being declared repayable prior to their stated maturity or the ability of any such member to borrow monies or incur any indebtedness being withdrawn or inhibited or being capable of becoming or being withdrawn or inhibited;

(ii)
the creation or enforcement of any mortgage, charge or other security interest over the whole or any part of the business, property or assets of any such member or any such security (whenever arising or having arisen) being enforced or becoming enforceable;

(iii)
any such arrangement, agreement, licence, permit or other instrument of any such member being terminated or adversely modified or any action being taken or any obligation or liability arising thereunder;

(iv)	any assets or interest of any such member being or falling to be disposed of or any right arising under which any such asset could be required to be disposed of;

(v)
the rights, liabilities, obligations, interests or business of any such member in or with any person, firm or body or, in the case of a business any arrangements relating to such interest or business, being terminated or adversely modified or affected;

(vi)	any such member ceasing to be able to carry on business under any name under which it presently does so;

(vii)	the value of such member or its financial or trading position or profits being prejudiced or adversely affected; or

(viii)	the creation of any liability, actual or contingent, by any such member,

and which in each such case would be material in the context of the Hanson Group taken as a whole, and no event having occurred which, under any provision of any agreement, arrangement, licence, permit, or other instrument to which any member of the wider Hanson Group is a party or by or to which any such member or any of its assets is bound, entitled or subject, is likely to result in any of the events or circumstances as are referred to in sub-paragraphs (i) to (viii) of this paragraph (G) and which in each such case would be material in the context of the Hanson Group taken as a whole;

(H)
save as Publicly Announced by Hanson prior to the date hereof, or as can be reasonably demonstrated to have been fairly disclosed to HeidelbergCement by Hanson prior to the date hereof or as disclosed in the Annual Report or included herein, no member of the wider Hanson Group having, since 31 December 2006:

(i)
issued or agreed to issue or authorised or proposed the issue or grant of additional shares or securities of any class, or securities convertible into, or exchangeable for, or rights, warrants or options to subscribe for or acquire, any such shares, securities or convertible securities (save for any transactions between members of the wider Hanson Group, and any Hanson Shares allotted upon exercise of options granted or awards made, prior to the date hereof under the Hanson Share Schemes);

(ii)
recommended, declared, paid, made or proposed to declare, pay or make any bonus, dividend or other distribution whether in cash or otherwise, other than transactions between members of the wider Hanson Group and which in any such case is material in the context of the Hanson Group taken as a whole;

(iii)
made, authorised, proposed or announced its intention to propose any merger or demerger or acquisition or disposal of assets or shares or any change in its share or loan capital (other than transactions between members of the wider Hanson Group) and which in any such case is material in the context of the Hanson Group taken as a whole;

(iv)
disposed of or transferred, mortgaged or encumbered any asset or any right, title or interest in any asset (other than transactions between wholly owned members of the Hanson Group) which, in any such case, is material in the context of the Hanson Group taken as a whole;

(v)
proposed or entered into any contract, any reconstruction or amalgamation, any transaction or arrangement otherwise than in the ordinary course of business (other than transactions between members of the wider Hanson Group) which, in any such case, is material in the context of the Hanson Group taken as a whole;

(vi)	entered into or varied, or made any offer (which remains open for acceptance) to enter into or vary, the terms of any service agreement or arrangement with any of the directors of Hanson;

(vii)
proposed or entered into any agreement which consents to the restriction of the scope of the business of any member of the wider Hanson Group and which in any such case is material in the context of the Hanson Group taken as a whole;

(viii)	waived, settled or compromised any claim to an extent which is material in the context of the Hanson Group taken as a whole;

(ix)
entered into or varied or authorised or proposed any contract, arrangement, transaction or commitment (whether in respect of capital expenditure or otherwise) which is of a long term, onerous or unusual nature or magnitude or which is or is likely to be restrictive to the businesses of any member of the wider Hanson Group or which involves or could involve an obligation of such a nature or magnitude and which in any such case is material in the context of the Hanson Group taken as a whole;

(xi)
purchased, redeemed, repaid or announced any proposal to purchase, redeem or repay any of its own shares (including treasury shares) or other securities or reduced or made or authorised any other change to any part of its share capital (other than transactions between members of the wider Hanson Group);

(xii)
taken any corporate action or had any steps taken or legal proceedings started or threatened against it for its winding-up (voluntary or otherwise), dissolution or reorganisation or for the appointment of a receiver, administrative receiver, administrator, trustee or similar officer of all or any of its assets or revenues which in any such case is material in the context of the Hanson Group taken as a whole or any analogous proceedings in any jurisdiction or had any such person appointed;

(xiii)
implemented, or authorised, proposed or announced its intention to implement, any reconstruction, amalgamation, scheme, commitment or other transaction or arrangement otherwise than in the ordinary course of business (otherwise than between Hanson and members of the wider Hanson Group) and which in any such case is material in the context of the Hanson Group taken as a whole;

(xiv)
merged with any body corporate or acquired or disposed (in either case otherwise than in the ordinary course of trading) of any assets (including shares in subsidiaries, associates and trade investments) or made any change in its share or loan capital, or authorised or proposed or announced any intention to propose any merger, de-merger, acquisition, disposal or change as aforesaid (otherwise than between Hanson and members of the wider Hanson Group) and which in any such case is material in the context of the Hanson Group taken as a whole; or

(xv)
entered into any contract, commitment, arrangement or agreement otherwise than in the ordinary course of business or passed any resolution or made any offer (which remains open for acceptance) with respect to or announced any intention to, or to propose to, effect any of the transactions, matters or events referred to in this condition (otherwise than between Hanson and members of the wider Hanson Group) and which in any such case is material in the context of the Hanson Group taken as a whole;

(I)
save as Publicly Announced by Hanson prior to the date hereof, or as can be reasonably demonstrated to have been fairly disclosed to HeidelbergCement by Hanson prior to the date hereof, or as disclosed in the Annual Report or included herein, since 31 December 2006:

(i)
there having been no adverse change or deterioration having occurred in the business, assets, financial or trading position or profits of Hanson or any other member of the wider Hanson Group which in any such case is material in the context of the Hanson Group taken as a whole;

(ii)
there having been no litigation, arbitration proceedings, prosecution or other legal proceedings to which any member of the wider Hanson Group is or may become a party (whether as claimant or defendant or otherwise), no such proceedings having been instituted, announced or threatened by or against or remaining outstanding against any member of the wider Hanson Group and no investigation by a Third Party against or in respect of any member of the wider Hanson Group having been instituted, threatened or announced or remaining outstanding in respect of any member of the wider Hanson Group (including, other than as a result of the Acquisition any anti-trust or merger control authority) which in any such case might be reasonably expected to adversely affect any member of the wider Hanson Group in any way which is material in the context of the Hanson Group taken as a whole;

(iii)
no steps having been taken which are likely to result in the withdrawal, cancellation, termination or modification of any licence held by any member of the wider Hanson Group which is necessary for the proper carrying on by the Hanson Group of a material part of the business of the wider Hanson Group; and

(iv)	no contingent or other liability having arisen which might reasonably be expected to materially and adversely affect the Hanson Group taken as a whole;

(J)
save as Publicly Announced by Hanson prior to the date hereof, or as can be reasonably demonstrated to have been fairly disclosed to HeidelbergCement by Hanson prior to the date hereof, or as disclosed in the Annual Report or included herein, Lehigh not having discovered:

(i)
that the financial, business or other information concerning the wider Hanson Group, as contained in the information publicly disclosed at any time, either contains misrepresentation of a material fact or omits to state a fact necessary to make the information contained therein not misleading and which is material in the context of the wider Hanson Group taken as a whole;

(ii)	that any member of the wider Hanson Group is subject to any liability, contingent or otherwise, which is material in the context of the Hanson Group taken as a whole;

(iii)
that any past or present member of the wider Hanson Group has not complied with all applicable laws and regulations of any relevant jurisdiction relating to environmental matters which non-compliance would be likely to give rise to any liability (whether actual or contingent) which would be material in the context of the Hanson Group taken as a whole;

(iv)
that there has been an emission, disposal, discharge, deposit, spillage or leak of waste or hazardous or harmful substances on or about or from any property now or previously owned, occupied or made use of by any past or present member of the wider Hanson Group which would be likely to give rise to any liability (whether actual or contingent) or cost which is material in the context of the Hanson Group taken as a whole;

(v)
circumstances exist whereby a person or class of persons would be likely to have any claim or claims in respect of any defect in a product or a process of manufacture, or materials used therein, now or previously manufactured, sold or carried out by any past or present member of the wider Hanson Group, which claim or claims might adversely affect any member of the wider Hanson Group in any way which is material in the context of the Hanson Group taken as a whole; and

(vi)
that there is or is likely to be any liability (whether actual or contingent) or requirement to make good, repair, reinstate or clean-up any property now or previously owned, occupied or made use of by any past or present member of the wider Hanson Group which is material in the context of the Hanson Group taken as a whole.

3
For the purposes of the above conditions, “wider Hanson Group” means Hanson, its subsidiary undertakings, associated undertakings and any other undertaking in which Hanson and/or such undertakings (aggregating their interests) have a significant interest, “wider HeidelbergCement Group” means HeidelbergCement, its subsidiary undertakings, associated undertakings and any other undertaking in which HeidelbergCement and/or such undertakings (aggregating their interests) have a significant interest, and for these purposes “subsidiary undertaking”, “associated undertaking” and “undertaking” have the meaning ascribed to them in the Companies Act 1985 (other than paragraph 20(1)(b) of Schedule 4A to the Act which shall be specifically excluded for these purposes) and “significant interest” means an interest (direct or indirect) in 20 per cent. or more of the equity share capital (as defined in the Companies Act 1985).  “Publicly Announced” means publicly announced by Hanson by either (i) the delivery of an announcement to a Regulatory Information Service; (ii) the publication of such information on the main website maintained by Hanson; or (iii) the publication of such information on the website maintained by the SEC for the purposes of distributing information, in each case with sufficient detail for a reader to appreciate the nature and scope of the matter involved.

4
Lehigh reserves the right to waive, in whole or in part, all or any of conditions 2(A)(ii) and (B) to (J) inclusive.  Conditions 1(A) to (C) cannot be waived.  Lehigh shall be under no obligation to waive or treat as satisfied any of such conditions by a date earlier than the latest date specified above for the satisfaction thereof notwithstanding that the other conditions of the Scheme or the Acquisition may at such earlier date have been waived or fulfilled and that there are at such earlier date no circumstances indicating that any such conditions may not be capable of fulfilment.

5
Save with the consent of the Panel, the Scheme will lapse if, before the date of the Court Meeting, the Acquisition is referred to the Competition Commission or the European Commission initiates proceedings under Article 6(1)(c) of the Merger Regulation in respect of the Acquisition.

6
The Loan Note Elected Shares will be acquired by Lehigh fully paid with full title guarantee and free from all liens, equitable interests, charges, encumbrances, rights of pre-emption and other third party rights of any nature whatsoever and together with all rights attaching to them, including the right to receive and retain all dividends and distributions (if any) declared, made or payable after the date of this announcement.

7
If Lehigh is required to make an offer for Hanson Shares under the provisions of Rule 9 of the Code, Lehigh may make such alterations to any of the above Conditions as are necessary to comply with the provisions of that rule.

8
Lehigh reserves the right to effect the Acquisition by way of a takeover offer, in which case additional documents will be despatched to Hanson Shareholders.  In such event, the Offer will be implemented on the same terms (subject to appropriate amendments, including (without limitation) an acceptance condition set at 90 per cent. of the Hanson Shares to which the Offer relates (but capable of waiver on a basis consistent with Rule 10 of the Code), so far as applicable, as those which would apply to the Scheme).

APPENDIX II

BASES AND SOURCES

•
The value of approximately £8.0 billion attributed to the fully diluted share capital of Hanson, is based upon the fully diluted number of Hanson Shares being approximately 724 million, including some 714 million Hanson Shares in issue on 14 May 2007 (including those represented by ADSs and CDIs but excluding those held in treasury), adjusted for the dilutive effect of in-the-money options.  For the purposes of this announcement only, it is assumed that all options and awards to subscribe for Hanson Shares granted under the Hanson Share Schemes with exercise prices lower than the Price, will become fully vested and exercisable as a result of the Acquisition.  Hanson Shares held in the Hanson employment benefit trust will be used to satisfy the exercise of options and awards under the Hanson Share Schemes, with the balance coming from shares held by Hanson in treasury.

•	For the purposes of the financial comparisons contained in this announcement, no account has been taken of any liability to taxation or the treatment of fractions under the Acquisition.

•	The premiums implied by the Price have been calculated based on closing Hanson Share prices supplied by Datastream.

•
Unless otherwise stated the financial information relating to HeidelbergCement and Hanson has been extracted without material adjustment from the respective published audited reports and accounts for the relevant periods.

•	All market rankings are on the basis that any potential combination of Cemex and Rinker has not yet completed and are, where more recent figures were not readily available, based on 2005 figures.

•	For the purposes of calculating the percentage of Hanson Shares held by the Hanson Directors, Treasury Shares in Hanson have been excluded.

APPENDIX III

IRREVOCABLE UNDERTAKINGS

The following Hanson Directors have given irrevocable undertakings as described in paragraph 13 of this announcement in respect of the number of shares set out below (and any further shares acquired by them prior to completion of the Acquisition):

Name	Number of Hanson Shares

M.W. Welton	5,000

A.J. Murray	441,426

W.F. Blount	1,000

C.J. Brady	10,000

G.Dransfield	205,900

W.S.H Laidlaw	20,000

J.W. Leng	10,000

The Baroness Noakes	7,600

APPENDIX IV

PARTICULARS OF THE LOAN NOTE ALTERNATIVE

The Loan Note Alternative will be conditional upon the Scheme becoming effective in accordance with its terms, or, if the Acquisition is implemented by way of an Offer, the Offer becoming unconditional in all respects.

Under the Scheme, US Holders, ADS Holders, CDI Holders and Restricted Overseas Persons will only be eligible to receive cash consideration, and will not be eligible to elect to receive Loan Notes as consideration pursuant to the Loan Note Alternative.

Save as stated below and subject to the terms which will be set out in the Scheme Document (or, if the Acquisition is implemented by way of an Offer, the document setting out the Offer), Hanson Shareholders (other than Restricted Overseas Persons, US Holders, ADS Holders and CDI Holders, who may not participate in the Loan Note Alternative) may elect to receive Loan Notes instead of the cash to which they would otherwise have been entitled under the terms of the Scheme (or Offer) on the basis of £1 in nominal amount of Loan Notes for every £1 in cash which they would otherwise have received.

The Loan Notes will be issued in integral multiples of £1 and the balance of any entitlement that is not a whole multiple of £1 will be disregarded and not issued.

Unless Lehigh decides otherwise, no Loan Notes will be issued by Lehigh unless, on or before the Loan Note Deadline, the aggregate nominal value of all Loan Notes to be issued as a result of valid elections for the Loan Note Alternative exceeds £40 million.  If such aggregate is less than £40 million, any such election shall, unless Lehigh decides (in its sole discretion) otherwise, be void and the relevant Hanson Shareholders will receive the cash to which they were entitled absent their election under the Loan Note Alternative.

The Loan Notes will be governed by English law.  The Loan Notes will be obligations of Lehigh, secured by way of a parent company guarantee from HeidelbergCement.  The Loan Notes will bear interest (from the date of issue to the relevant holder of Loan Notes) payable every six months in arrears on 30 June and 30 December at a rate of 0.5 per cent. below 6 month LIBOR determined on the first business day of each interest period.  The first interest payment date will be 31 December 2007 in respect of the period up to and including that date.  The Loan Notes will be redeemable for cash at the option of the holders (subject to certain conditions), in part or in whole, on interest payment dates, commencing on or after 30 June 2008.

Lehigh may purchase any Loan Notes which have been in issue for more than 6 months at a price by tender available to all holders of Loan Notes alike (provided that under the terms of such tender offer, no holders of Loan Notes will be required to sell their Loan Notes to Lehigh), or otherwise by agreement with any holders of Loan Notes.  The Loan Notes may be redeemed in minimum denominations of £500. If not previously redeemed, the final redemption date will be 31 December 2011.  Any Loan Notes outstanding on the final redemption date will be redeemed at par together with any accrued interest (less any tax) on that date.

The Loan Notes will be redeemable in cash at the option of Lehigh, in part or in whole, on interest payment dates, commencing on 31 December 2009 if the aggregate nominal amount of Loan Notes outstanding falls below £20 million.

The Loan Notes will not be transferable, other than by a holder of Loan Notes to a spouse/civil partner, parent, child, certain other family members, or a family trust, or by the trustee of the Hanson share plans to the relevant beneficial owner of the Loan Notes.  No application will be made for the Loan Notes to be listed on, or dealt on, any stock exchange or other trading facility.

All dates referred to in this Appendix IV are based on the currently anticipated timetable for implementation of the Scheme and may be subject to change.

Loan Notes that may be issued pursuant to the Proposals have not been and will not be registered under the Securities Act or under the relevant securities laws of any state or territory or other jurisdiction of the United States.  Accordingly, Loan Notes may not be offered or sold in the United States, except in a transaction not subject to, or in reliance on an exemption from, the registration requirements of the Securities Act and state securities laws.

Unless Lehigh otherwise determines, the relevant clearances and registrations have not been, nor will they be, sought or obtained, nor have any steps been taken, nor will any steps be taken, to enable the Loan Notes to be publicly offered in compliance with applicable securities laws of Australia, Canada or Japan (or any province or territory thereof, if applicable) or any other jurisdiction.  Accordingly, the Loan Notes (subject to certain exceptions) may not be offered, sold, resold, transferred, or delivered, directly or indirectly, in, into or from, Australia, Canada or Japan or any other jurisdiction where to do so would violate the laws of that jurisdiction or would require registration thereof in such jurisdiction.  No other listing authority or equivalent has reviewed, approved or disapproved of this announcement, the Proposals or the Loan Notes, nor has it expressed a view on the accuracy or adequacy of this announcement.

Lehigh may, by prior notice in writing to the holder of Loan Notes of not less than 11 business days, pay to the Loan Note Holder in lieu of and in satisfaction of the principal amount of the Loan Note to be redeemed, together with interest accrued up to but excluding the date of repayment, an amount of Euros equal to the amount in Euros that the sterling amount equal to the amount of the Loan Note together with interest to be repaid, could have purchased on the date 11 Business Days before the date of repayment at the spot rate for the purchase of Euros with sterling certified by Lehigh as prevailing at 11.00 a.m. (London time), on that day, rounded if necessary to the nearest cent (half a cent being rounded upwards) provided that the principal amount repaid shall be no less or more than (and if it would otherwise be, shall be equal to) 99.75 per cent. or 100.25 per cent of the amount in Euros that the sterling amount of the principal to be repaid could have purchased on the date of the repayment (at the rate certified by Lehigh in accordance with the terms set out above).  The certificate of Lehigh shall, in the absence of manifest error, be final and binding.

The Loan Note Alternative will be conditional upon the Scheme becoming unconditional and effective and will remain open for election until the Loan Note Deadline.

Full details of the Loan Notes and the Loan Note Alternative will be contained in the Scheme Document.

APPENDIX V

DEFINITIONS

The following definitions apply throughout this announcement, unless the context requires otherwise:

“Acquisition”
the acquisition of the entire issued and to be issued share capital of Hanson (including such share capital held in the form of ADSs and CDIs) and for the avoidance of doubt includes an acquisition of the Hanson Shares implemented by way of the Scheme, or the Offer;

“Act” or “Companies Act”	the Companies Act 1985, as amended;

“ADS” or “Hanson ADS”	an American depositary share, evidenced by an American depositary receipt representing five Hanson Shares, issued by the ADS Depositary in accordance with the deposit agreement;

“ADS Depository”	Citibank N.A., as depositary under the deposit agreement;

“ADS Holder”	a holder of Hanson ADSs;

“Alternative Proposal”
means any proposal put forward by any third party which is not acting in concert with HeidelbergCement for (i) a merger, acquisition or other business combination, scheme of arrangement, exchange offer, liquidation or takeover offer involving Hanson or all or substantially all of the business of the Hanson Group, or (ii) any proposal to acquire in any manner, directly or indirectly, an equity interest of more than 50 per cent. or more in any voting securities of Hanson, or all or a substantial portion of the assets of the Hanson Group;

“Annual Report”	the annual report and accounts of Hanson for the financial year ended 31 December 2006;

“ASX”	ASX Limited, operating under the brand name Australian Securities Exchange;

“Australia”	the Commonwealth of Australia, its territories and possessions and all areas subject to the jurisdiction and all political sub divisions thereof;

“business day”	any day other than a Saturday, Sunday and public holiday on which banks are generally open for business in London and Frankfurt;

“Canada”	Canada, its provinces and territories and all areas subject to its jurisdiction and all political sub divisions thereof;

“Cancellation Shares”	Scheme Shares other than Loan Note Elected Shares;

“Cemex”	Cemex S.A. B de C.V.;

“CDIs”	CHESS depository interests, representing a unit of beneficial interest in one Hanson Share;

“CDI Holders”	holders of CDIs;

“Conditions”	the conditions to the Acquisition set out in Appendix I and contained in full in the Scheme Document;

“Company” or “Hanson”	Hanson PLC, a company incorporated in England and Wales under the Companies Act with registration number 4626078;

“Competing Proposal”
any proposal put forward by any third party which is not acting in concert with HeidelbergCement, in respect of, or for: (i) a takeover offer (whether or not subject to pre conditions) or possible offer for, the issued ordinary share capital of Hanson or the sale, or possible sale, (in one transaction or a series of transactions) of the whole of the assets or undertaking of the Hanson Group, or any part of the same which is material in the context of the Hanson Group; (ii) a merger, acquisition or other business combination, scheme of arrangement, exchange offer, or liquidation involving Hanson or all or substantially all of the business of the Hanson Group; (iii) any proposal which would, if implemented result in a change of control of Hanson; or (iv) any other transactions having a similar effect, the consummation of which is reasonably likely to prevent, or impede, interfere with or delay to any material extent the Acquisition, in each case howsoever it is proposed that such offer or proposal be implemented;

“Court”	the High Court of Justice in England and Wales;

“Court Meeting”
the meeting of the Scheme Shareholders that is proposed to be convened by order of the Court pursuant to section 425 of the Act, notice of which will be set out in the Scheme Document for the purposes of considering and if thought fit, approving the Scheme, including any adjournment thereof;

“Court Orders”	the Reduction Court Order and the Scheme Court Order;

“CREST”
the relevant system (as defined in the CREST Regulations) in respect of which CRESTCo Limited is the Operator (as defined in the CREST Regulations) in accordance with which listed securities may be held and transferred in uncertificated form;

“CREST Regulations”	the Uncertificated Securities Regulations 2001 (SI 2001 No. 3755) as amended from time to time;

“Deutsche Bank”	Deutsche Bank AG, financial adviser to HeidelbergCement;

“EBITDA”	Earnings before income, tax, depreciation and amortisation;

“Effective Date”
the date on which (i) the Scheme becomes effective by registration of the Court Orders by the Registrar of Companies and issue by the Registrar of Companies of a certificate under section 138 of the Companies Act in relation to the reduction of share capital associated with the Scheme; or (ii) if Lehigh elects to implement the Acquisition by way of the Offer, such Offer becoming or being declared unconditional in all respects;

“EGM Resolution”	the special resolution to approve, amongst other things, the alteration of Hanson Articles and such other matters as may be necessary to implement the Scheme and the de-listing of Hanson Shares;

“Exchange Act”	the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder;

“Extraordinary General Meeting” or or “EGM”
the extraordinary general meeting of Hanson that is proposed to be convened in connection with the Scheme and the Reduction of Capital, notice of which will be set out in the Scheme Document, including any adjournment thereof;

“Facilities Agreement”
the £8.75 billion and €3.4 billion multicurrency term and revolving facilities agreement, in respect of a multi-tranche syndicated credit facility, incorporating a Euro swingline facility between, among others, HeidelbergCement, The Royal Bank of Scotland and Deutsche Bank dated 14 May 2007;

“Hanson Articles”	the articles of association of Hanson;

“Hanson Board”	the board of directors of Hanson;

“Hanson Directors”	the directors of Hanson from time to time;

“Hanson Group”	Hanson, its subsidiaries and subsidiary undertakings from time to time and “member of the Hanson Group” shall be construed accordingly;

“Hanson Shareholders” or “Shareholders”	holders of Hanson Shares;

“Hanson Share Schemes”
the Hanson Sharesave Scheme, the Hanson Executive Share Option Scheme 1997, the Hanson plc Share Option Plan 2001, the Hanson Executive Share Option Plan 2003, the Hanson Long Term Incentive Plan 2003 and the Hanson Long Term Incentive Plan 2006;

“Hanson Shares”	ordinary shares of 10 pence each in the capital of Hanson;

“HeidelbergCement”	HeidelbergCement AG, a company registered in Germany;

“HeidelbergCement Finance B.V.”	HeidelbergCement Finance B.V., a company incorporated in The Netherlands with registered number 33232885 0000;

“HeidelbergCement Group”	HeidelbergCement, its subsidiaries and its subsidiary undertakings from time to time and “member of the HeidelbergCement Group” shall be construed accordingly;

“Implementation Agreement”
the agreement between HeidelbergCement, Lehigh and Hanson dated 15 May 2007 relating to, amongst other things, the implementation of the Scheme, further details of which are set out in paragraph 15 of this announcement;

“Inducement Fee”	a fee of £78.7 million;

“Japan”	Japan, its cities and prefectures, territories and possessions;

“Lehigh”	Lehigh UK Limited a company incorporated in England and Wales under the Companies Act with registered number 4113976;

“Listing Rules”	the Listing Rules of the UK Listing Authority;

“Loan Note Alternative”
the alternative available under the Scheme whereby Hanson Shareholders (other than Restricted Overseas Persons, US Holders, ADS Holders and CDI Holders) may elect, subject to certain limitations and conditions, to receive Loan Notes instead of all or part of the cash consideration to which they would otherwise be entitled pursuant to the Scheme;

“Loan Note Deadline”	3.00 p.m. on the business day immediately prior to the Scheme Hearing;

“Loan Note Elected Shares”	Scheme Shares (if any) in respect of which valid elections have been made under the Loan Note Alternative in accordance with its terms;

“Loan Notes”	the loan notes to be issued by Lehigh pursuant to the Loan Note Alternative and to be guaranteed by HeidelbergCement;

“London Stock Exchange”	London Stock Exchange plc;

“Merger Regulation”	Council Regulation (EC) No. 139/2004;

“Offer”
should Lehigh elect to effect the Acquisition by way of a takeover offer, the offer to be made by or on behalf of Lehigh for all of the Hanson Shares on the terms and subject to the conditions to be set out in the related offer document and form of acceptance including, where the context requires, any subsequent revision, variation, extension or renewal thereof;

“Panel” or “Takeover Panel”	the UK Panel on Takeovers and Mergers;

“Price”	the amount of 1100 pence for each Hanson Share;

“Proposals”	the proposed acquisition of the Hanson Shares by Lehigh to be effected by means of the Scheme, (or, should Lehigh so elect, by means of the Offer);

“Reduction Court Order”	the order of the Court confirming the reduction of share capital of Hanson under section 137 of the Companies Act provided for by the Scheme;

“Reduction Hearing”
the hearing by the Court of the petition to confirm the reduction of share capital of Hanson under section 137 of the Companies Act provided for by this Scheme, at which the Reduction Court Order is expected to be granted;

“Reduction of Capital”	the reduction of the share capital of Hanson by the cancellation of the Scheme Shares, to be effected as part of the Scheme;

“Registrar of Companies”	the Registrar of Companies in England and Wales;

“Regulatory Information Service”	any of the services set out in Appendix III to the Listing Rules from time to time;

“Restricted Overseas Persons”
a person (including an individual, corporation, partnership, unincorporated syndicate, limited liability company, unincorporated organisation, trust, trustee, executor, administrator or other legal representative) in, or resident in, or any person whom Lehigh believes to be in, or resident in, Australia, Canada or Japan  and any custodian, nominee or trustee holding Hanson Shares for persons in or resident in Australia, Canada, or Japan and who elects to receive the Loan Note Alternative in respect of their Hanson Shares and persons in any other jurisdiction (other than persons in the UK) whom Lehigh is advised to treat as restricted overseas persons in order to observe the laws of such jurisdiction or to avoid the requirement to comply with any governmental or other consent or any registration, filing or other formality which Lehigh regards as unduly onerous;

“Rinker”	Rinker Group Limited;

“Rothschild”	N M Rothschild & Sons Limited, New Court, St. Swithin’s Lane, London EC4P 4DU, financial advisers to Hanson;

“Royal Bank of Scotland”	The Royal Bank of Scotland Group plc;

“Scheme” or “Scheme of Arrangement”
the scheme of arrangement proposed to be made under section  425 of the Act between Hanson and Hanson Shareholders, incorporating the Reduction of Capital, to be set out in full in the Scheme Document, with or subject to any modification, addition or condition approved or imposed by the Court;

“Scheme Conditions”	the conditions of the Scheme as set out in Appendix I to this announcement and to be set out in full in the Scheme Document;

“Scheme Court Order”	the order of the Court sanctioning the Scheme pursuant to section 425 of the Companies Act;

“Scheme Document”
the circular in respect of the Scheme to be despatched to Hanson Shareholders and others, setting out amongst other things, the full terms and conditions to implementation of the Scheme as well as the Scheme itself and the notice of meeting of each of the Court Meeting and the EGM;

“Scheme Hearing”	the hearing by the Court of the petition to sanction the Scheme, at which the Scheme Court Order is expected to be granted;

“Scheme Record Date”	6:00 pm (London time) on the day immediately before the date of the Reduction Hearing;

“Scheme Shareholders”	holders of Scheme Shares;

“Scheme Shares”	all Hanson Shares which are:

(a) in issue at the date of the Scheme Document;

(b) (if any) issued after the date of the Scheme Document and before the Voting Record Time; or

(c)   (if any) issued on or after the Voting Record Time and prior to 6.00 p.m. on the Scheme Record Date, on terms that the holder thereof shall be bound by the Scheme, or in respect of which the original or any subsequent holder thereof agrees in writing to be bound by the Scheme but excluding any Hanson Shares held by Lehigh, or by Hanson (unless Hanson and Lehigh agree otherwise);

“Securities Act”	the United States Securities Act of 1933, as amended and the rules and regulations promulgated thereunder;

“Takeover Code” or “Code”	the City Code on Takeovers and Mergers;

“Treasury Shares”	shares held as treasury shares as defined in Section 162A(3) of the Companies Act;

“UK Listing Authority” or “UKLA”	the Financial Services Authority in its capacity as the competent authority for listing in the United Kingdom under Part VI of the Financial Services and Markets Act 2000;

“uncertificated” or “in uncertificated form”
a share or other security which is recorded on the register of shareholders of Hanson as being held in uncertificated form (that is, in CREST) and title to which, by virtue of the CREST Regulations, may be transferred by means of CREST;

“United Kingdom” or “UK”	the United Kingdom of Great Britain and Northern Ireland;

“United States” or “US”	United States of America, its territories and possessions, any state of the United States and the District of Columbia;

“US Holder”
holders of Hanson Shares in the United States or with a registered address in the United States, and any custodian, nominee or trustee holding Hanson Shares for persons in the United States or with a registered address in the United  States;

“VAT”	value added tax in the UK including any similar tax which may be imposed in place thereof in the UK from time to time;

“Voting Record Time”
the time and date specified in the Scheme Document by reference to which entitlement to vote on the Scheme will be determined, expected to be 6.00 p.m. (London time) on the day which is two days before the date of the Court Meeting or, if the Court Meeting is adjourned, 6.00 p.m. on the day which is two days before the date of such adjourned Court Meeting;

“£”,”GPB, “sterling” and “pence”	the lawful currency of the UK;

“€” or “Euro”	the lawful currency of the EU; and

“$”, “US$”, “USD” and “US dollars”	United States dollars, the lawful currency of the United States.